Exhibit 99.54

Canopy Growth and Skinvisible Sign Definitive Agreement to Bring New Products to Market

SMITH FALLS, ON, Sept. 28, 2017 /CNW/—Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) and Skinvisible Pharmaceuticals, Inc. (“Skinvisible”) (OTCQB: SKVI), a research and development company with a patented drug delivery system, today announced they have signed a definitive license agreement for Skinvisible’s patented topical formulations. Per the agreement, Canopy Growth is exclusively licensed to distribute Skinvisible’s topical products in Canada and shall have a first right of refusal for all other countries, excluding China and the United States.

The agreement covers two distinct product lines made with Skinvisible’s Invisicare® technology. Skinvisible will first develop unique topical hemp-based products that will be launched by Canopy Hemp Corporation in Canada. The agreement also includes potential cannabis-based topical products using the Invisicare® technology, when and if federal regulations permit CBD or THC infused topical products for sale in Canada.

“This agreement will have an immediate impact on our hemp product lines as this proven technology can be applied to a hemp oil product in today’s regulatory environment,” said Mark Zekulin, President, Canopy Growth. “Moving forward, cannabis product diversity will be increasingly important, and this agreement prepares us for future product opportunities on that side of our business, if and when the regulatory environment evolves.”

“This agreement with Canopy Growth Corporation is a significant milestone for Skinvisible,” said Skinvisible President Terry Howlett. “Canopy Growth is the leader and innovator in the cannabis space with over half a million square feet of GMP-certified cannabis cultivation, a robust hemp operation, multiple commercialized brands in Canada, and rapid international expansion and partnerships underway including Germany, Australia, Brazil, Chile, Denmark and Spain. Canopy Growth is the perfect partner to take Skinvisible’s topical products globally, always in keeping with its reputation for only pursuing federally legal opportunities.”

The demand for topically delivered cannabis is increasing, driven by consumer awareness of its medical benefits and favorable legislative changes worldwide. Invisicare, a technology with 14 international patents, is able to improve upon the delivery of ingredients (i.e., CBD or THC), delivering up to 5 times more than brand leaders.

Canopy Hemp is working hard to bring the benefits of hemp to consumers in meaningful ways. This agreement demonstrates the value in bridging our existing hemp assets with on-trend products.

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

About Skinvisible Pharmaceuticals, Inc.

Skinvisible Pharmaceuticals is a research and development company that licenses its proprietary formulations made with Invisicare®, its patented polymer delivery system that offers life-cycle management and unique enhancements for topically delivered products. Invisicare holds active ingredients on the skin for extended periods of time, allowing for the controlled release of actives. For more information, visit www.skinvisible.com or www.invisicare.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/28/c1401.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com; Doreen McMorran, Skinvisible Inc., info@skinvisible.com, 702-433-7154

CO: Canopy Growth Corporation

CNW 07:00e 28-SEP-17